Atlin Mineral Exploration Corp.
1005-289 Drake Street
Vancouver, British Columbia
Canada, V7B 5Z5

Tel: (604) 732-1304
Fax: (604) 732-1304

March 13, 2006 (Letter # 2)

VIA EDGAR and FAX 202 772-9204

United States
Securities and Exchange Commission
SEC Office of Small Business
100 F Street, NE
MAIL STOP 3561
Washington, DC 20549
USA

Re: Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Atlin Mineral Exploration Corp.
Filed January 24, 2006
File No. 333-131232

Attention: Ellie Quarles and Antia Karu

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Atlin Mineral Exploration Corp. be declared effective at 5:00 PM Eastern Time on Tuesday, March 14, 2006 or on such earlier or later date as the Commission acting pursuant to Section 8(a) shall determine.

Atlin Mineral Exploration Corp. acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission for taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Yours truly,

Atlin Mineral Exploration Corp.

Per:

/s/ Nadwynn Sing

Nadwynn Sing
Director, President, Principal Financial Officer and Principal Accounting Officer